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                                                                 Exhibit (a)(1)

                                 SUNQUEST LOGO

June 29, 2001

Dear Shareholder:

     I am pleased to inform you that Sunquest Information Systems, Inc. ("Sunquest") has entered into an agreement with Misys plc ("Misys"), pursuant to which a wholly-owned subsidiary of Misys has commenced a tender offer to purchase all of the outstanding shares of Sunquest's common stock for $24.00 per share in cash. The tender offer is conditioned upon, among other things, 80% of Sunquest's shares outstanding on a fully diluted basis being tendered and not withdrawn and the receipt of regulatory approvals. Pursuant to a Shareholders' Agreement, certain shareholders, including myself, holding approximately 76% of the outstanding shares or approximately 70% of the shares on a fully-diluted basis, have agreed to tender all of their shares pursuant to the offer. The tender offer will be followed by a merger, in which each share of Sunquest's common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

     Your Board of Directors unanimously (1) has determined that the acquisition agreement and the transactions contemplated thereby, including the offer and the merger, are fair to, and in the best interests of, Sunquest's shareholders, (2) has approved the acquisition agreement and the transactions contemplated thereby, including the offer and the merger, and (3) recommends that Sunquest's shareholders accept the offer and tender their shares pursuant to the offer.

     In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of Sunquest's financial advisor, Deutsche Banc Alex. Brown ("DBAB"), dated as of June 24, 2001, that, as of such date, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by DBAB, the consideration to be received by the holders of Sunquest common stock in the offer and the merger was fair from a financial point of view to such holders. A copy of DBAB's written opinion, which sets forth the assumptions made, procedures followed and matters considered by DBAB in rendering its opinion, can be found in Annex A attached to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

     Enclosed are the Misys Offer to Purchase, dated June 29, 2001, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                          /s/ Dr. Sidney A. Goldblatt
                                          Dr. Sidney A. Goldblatt
                                          Chairman of the Board and Chief
                                          Executive Officer

  1407 Eisenhower Boulevard  Johnstown, PA 15904-3217  Tel: 814-269-1700  Fax:
                         814-269-1800  www.sunquest.com